Exhibit 3.1

Amendment to Code of Regulations
of
AdCare Health Systems, Inc.
(adopted and effective as of November 16, 2007)
Article I, Section 3. is deleted in its entirety and replaced with the following:
“Section 3. Notice of Meetings. Unless waived, written notice of each annual or special meeting, stating the day, hour, and place and the purpose of purposes thereof shall be given by personal delivery or by mail to each shareholder of record entitled to vote at or entitled to notice of the meeting, not more than sixty (60) days nor less than ten (10) days before any such meeting. If mailed, such notice shall be directed to the shareholder at his address as the same appears upon the records of the Corporation. Any shareholder, either before or after any meeting, may waive any notice required to be given by law under these Regulations.”
Article I, Section 6. is deleted in its entirety and replaced with the following:
“Section 6. Record Date. The Board of Directors may fix a record date for any lawful purpose, including, without limitation, the determination of shareholders entitled to (i) receive notice of or to vote at any meeting, (ii) receive payment of any dividend or distribution, (iii) receive or exercise rights of purchase or of subscription for, or exchange or conversion of, shares or other securities, subject to any contract right with respect thereto, or (iv) participate in the execution of written consents, waivers or releases. Said record date shall not be a date earlier than the date on which it is fixed, and shall not be more than sixty (60) days preceding the date of such meeting, the date fixed for the payment of any dividend or distribution, or the date fixed for the receipt or the exercise of rights, as the case may be.”